November 4, 2019

Jason Zhang
Chief Financial Officer
Phoenix Tree Holdings Ltd
Room 212, Chao Yang Shou Fu
8 Chao Yang Men Nei Street
Dongcheng District, Beijing 100010
People's Republic of China

       Re: Phoenix Tree Holdings Ltd
           Registration Statement on Form F-1
           Filed October 28, 2019
           File No. 333-234354

Dear Mr. Zhang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed October 28, 2019

Cover Page

1. We refer to the graphics presented in the insider front cover. Please revise to provide the dates for the iResearch reference in footnotes 4 and 5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Jason Zhang
Phoenix Tree Holdings Ltd
November 4, 2019
Page 2

statement.

       You may contact Eric Mcphee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff
Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-
3673 or Sonia Barros at (202) 551-3655 with any other questions.



                                                         Sincerely,
FirstName LastNameJason Zhang
                                                         Division of
Corporation Finance
Comapany NamePhoenix Tree Holdings Ltd
                                                         Office of Real Estate
& Construction
November 4, 2019 Page 2
cc:       Chris Lin
FirstName LastName